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                                                                     EXHIBIT 5.3

                          [ALTIUS LAW FIRM LETTERHEAD]



To:    Case New Holland Inc.
       CNH Global N.V.
       Tower B, 10th Floor
       World Trade Center, Amsterdam Airport
       Schiphol Boulevard 217
       1118 BH Amsterdam
       The Netherlands



                                          29 April 2005





Dear Sirs,

Re:      Case New Holland Inc.
         $ 500,000,000 6% Senior Notes due 2009 and
         $ 1,050,000,000 9 1/4% Senior Notes due 2011


We have acted as special Belgian counsel to CNH Belgium NV and New Holland Tractor Limited NV, two Belgian limited liability companies ("naamloze vennootschap"/"societe anonyme") with registered offices at 8210 Zedelgem, Leon Claeysstraat 3a (Registry of Legal Entities of Bruges 59.658) and 2030 Antwerpen, Wilmarsdonksteenweg 32 (Registry of Legal Entities 173.949), respectively, (hereinafter together referred to as the "BELGIAN GUARANTORS" and individually as "BELGIAN GUARANTOR"), in connection with the Registration Statement on Form F-4 (the "REGISTRATION STATEMENT") being filed by Case New Holland Inc., a Delaware corporation (the "COMPANY"), CNH Global, N.V., a Netherlands public limited liability company (the "PARENT"), and certain subsidiaries of the Parent named therein (the "GUARANTORS"), including the Belgian Guarantors with the Securities and Exchange Commission (the "COMMISSION") under the Securities Act of 1933, as amended (the "SECURITIES ACT"), relating to the registration of $ 500,000,000 principal amount of the Company's 6% Senior Notes due 2009 (the "NEW 6% NOTES") and $ 1,050,000,000 principal amount of the Company's 9 1/4% Senior Notes due 2011 (the "NEW 9 1/4 NOTES" and, together with the New 6% Notes, the "NEW NOTES"), which are to be offered in exchange for an equivalent principal amount of presently outstanding 6% Senior Notes due 2009 (the "OLD 6% NOTES") and 9 1/4% Senior Notes due 2011 (the "OLD 9 1/4 NOTES" and, together with the Old 6% Notes, the "OLD NOTES"), respectively, all as more fully described in the Registration Statement. The Old Notes are, and the Exchange Notes will be, guaranteed (the "GUARANTEES") by the Guarantors. Old Notes that are accepted in exchange for New Notes will be cancelled and retired.

The Old 6% Notes were and the New 6% Notes will be issued under the Indenture, dated as of May 18, 2004 (the "6% NOTES INDENTURE"), by and among the Company, the Parent, the Guarantors and JP Morgan Chase Bank, as trustee (the "TRUSTEE"). The Old 9 1/4% Notes were and the New 9 1/4% Notes will be issued under the Indenture, dated as of August 1, 2003, as supplemented by the First Supplemental Indenture dated as of

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September 16, 2003 (the "9 1/4 NOTES INDENTURE" and, together with the 6% Notes
Indenture, the "INDENTURES"), by and among the Company, the Parent, the Guarantors and the Trustee.

The Registration Statement and the forms of Guarantees are referred to hereafter as the transaction documents (the "TRANSACTION DOCUMENTS").

In our capacity as special counsel, we are not generally familiar with the affairs of the Company, and the opinion below is based only on the investigations and subject to the limits stated herein.

Except as otherwise indicated herein, capitalised terms used in this opinion are defined as set forth in the Purchase Agreement between Case New Holland Inc., the guarantors named therein and Deutsche Bank Securities Inc. as representative of the Initial Purchasers on May 3rd 2004 (the "PURCHASE AGREEMENT").

The law covered by this opinion is limited to the laws of Belgium on the date hereof and as generally interpreted as of the same date. We express no opinion on European Community law as it affects any jurisdiction other than Belgium nor on tax law unless if expressly mentioned in this opinion.

The assumptions and qualifications made in our legal opinions dated 17 May 2004 and 16 September 2003 are incorporated by way of reference in this legal opinion, as if such assumptions and qualifications were set out in this legal opinion in full.

For the purpose of rendering this opinion, we have examined and relied exclusively upon the following documents:

(i)      the Registration Statement;

(ii)     the forms of Guarantees;

(iii)    the Indentures;

(iv)     the forms of New Notes;

(v) the co-ordinated articles of association most recently filed on 30 May 2002 with the Clerk of the Commercial Court of Bruges of CNH Belgium NV;

(vi) the co-ordinated articles of association most recently filed on 13 February 2001 with the Clerk of the Commercial Court of Antwerp of New Holland Tractor Limited NV;

(vii) all publications made by CNH Belgium NV in the Annexes to the Belgian State Gazette ("Moniteur Belge"/"Belgisch Staatsblad"), available at the date of this opinion;

(viii) all publications made by New Holland Tractor Limited NV in the Annexes to the Belgian State Gazette ("Moniteur Belge"/"Belgisch Staatsblad"), available at the date of this opinion;

(ix) a copy of the resolutions of the Board of Directors of CNH Belgium NV, dated 12 May 2004 and 12 September 2003 and of New Holland Tractor Limited NV, dated 12 May 2004 and 12 September 2003;

(x) a copy of the resolutions of the Board of Directors of CNH Belgium NV, dated 25 April 2005, authorising the execution of the Transaction Documents and the


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         transactions contemplated thereby and appointing each director of CNH
         Belgium NV as signatory(ies) for the execution of the Transaction Documents; and

(xi) a copy of the resolutions of the Board of Directors of New Holland Tractor Limited NV, dated 25 April 2005, authorising the execution of the Transaction Documents and the transactions contemplated thereby and appointing each director of New Holland Tractor Limited NV as signatory(ies) for the execution of the Transaction Documents.

We assume that the Transaction Documents have been or will be executed by the persons authorised to execute the Transaction Documents.

We assume that the Guarantees will be executed in a form substantially similar to the form provided for in the Indentures.

In preparing this opinion we have assumed without investigation that the Transaction Documents are valid, binding and enforceable against all parties thereto other than the Belgian Guarantors, in accordance with their terms.

We have also assumed that the terms and provisions of the Indentures and of the Guarantees have not been altered or will not be since their execution, and no party has taken or will take any decision or action or entered into any agreement that would affect the terms and conditions of the Indentures and the Guarantees.

We have further assumed that:

(a) the entering into the Transaction Documents is in the corporate interest of the Belgian Guarantors;

(b) there will be no increase in the guarantee amount of the Guarantee within the framework of the New Notes and that the Guarantee is less likely to be enforced compared to the Guarantee that has been granted within the framework of the Old Notes;

(c) the conduct of the parties to the Transaction Documents has complied and will continue to comply with any requirement of good faith, fair dealing and has not violated the public order and good morals;

(d) the Registration Statement has been signed on or prior to the date of this opinion by the persons mentioned in the Registration Statement to be the signatory of such Document;

(e) there are no agreements or understandings, written or oral, and no usage of trade or course of prior dealing that would, in either case, define, supplement, change or qualify the terms of the Transaction Documents;

(f) the confirmation given by the Clerk of the Commercial Court of Bruges during a telephone conversation on 29 April 2005 that CNH Belgium NV has not been declared bankrupt nor has it been subject to any judicial and collective settlement procedure with its creditors in Belgium during that period is correct; and

(g) the confirmation given by the Clerk of the Commercial Court of Antwerp during a telephone conversation on 29 April 2005 that New Holland Tractor Limited NV has not been declared bankrupt nor has it been subject to any judicial and collective settlement procedure with its creditors in Belgium during that period is correct;


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Based upon the foregoing and subject to the qualifications made below, we are of the opinion that:

(i) The Belgian Guarantors are duly organized, validly existing and in good standing under the Laws of Belgium;

(ii) The Belgian Guarantors had the requisite power and authority to execute, deliver and perform their obligations under the Indentures and the Guarantees at the time of execution;

(iii) The Indentures have been duly authorized, executed and delivered by the Belgian Guarantors;

(iv) The Guarantees of the Belgian Guarantors are in the form contemplated by the Indenture, have been duly authorized by the Belgian Guarantors and, when executed by the Belgian Guarantors and endorsed on the Notes in the manner provided in the Indenture will constitute valid and binding obligations of the Belgian Guarantors, enforceable against the Belgian Guarantors in accordance with their terms.


Our opinion is subject to the following qualifications.

1        Enforcement of foreign judicial decisions

         A final judgement against the Belgian Guarantors rendered by a court of competent jurisdiction of the State of New York in respect of the Transaction Documents would only be recognised and enforced in Belgium after review of the merits of the case by a Court of First Instance in Belgium and if such Belgian Court of First Instance is satisfied that the following conditions, set forth in Article 570 of the Belgian Judicial Code, are fulfilled:

         (a) the judgement is not contrary to Belgian public policy or rules of Belgian public law;

         (b)      the rights of defence of the defendant have been respected;

         (c) the court which has rendered the judgement was not competent for the sole reason of the nationality of the plaintiff;

         (d) the judgement is final pursuant to the laws of the State of New York; and

         (e) the certified copy of the judgement delivered to the Belgian Court meets the requirement for being authentic pursuant to the laws of the State of New York or the applicable procedural rules.

         It is generally accepted that the review of the merits of the case is a general verification to ensure that "minimum" standards of law have been respected before allowing a foreign judgement to be enforced in Belgium.

         With regard to the enforcement of foreign judicial decisions in
         Belgium:

         (a) Belgian courts may require an official translation of any documents not in the procedural language used by the Belgian Court (i.e., French, Dutch or German); and


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         (b)      a registration tax of 3% is due on any sum of money exceeding
                  EUR 12,500 which a debtor is ordered to pay by a judgement rendered enforceable in Belgium. Both the debtor(s) and the creditor(s) are responsible for the payment of the registration tax, it being understood that the maximum liability of the creditor(s) is fixed at half of the sum for which judgement is given in its (their) favour and of which payment is obtained. In order to secure payment of the registration tax (and possible fines) the tax administration has a priority right on the sums for which judgement is given.

2        Conflict of interest

         A transaction may be declared null and void if the other party knew or should have known that a decision by the Board of Directors of each of the Belgian Guarantors has been taken in violation of the conflict of interest rules as provided in Article 523 Company Code or provides a wrongful or unlawful financial advantage to any of the directors of each of the Belgian Guarantors.

3        Trust

         Failing any established concept of "trust" or "trustee" under the present Belgian legal system, we express no opinion on the precise nature, effect and enforceability in Belgium of the duties, rights and powers of the trustee and performance or exercise thereof.

4        Insolvency

         Applicable bankruptcy, insolvency, liquidation, moratorium, reorganisation or other laws relating to fraudulent conveyances, judicial decisions or principles of equity relating to or affecting the enforcement of creditor's rights or contractual obligations generally, including statutes of limitation, may affect the enforceability of the obligations of the Belgian Guarantors under the Transaction Documents.

5        Set-off

         Belgian bankruptcy and moratorium law does not permit post-insolvency set-off. Claims against the Belgian Guarantors which become due and payable on or after the bankruptcy or request for a moratorium of the Belgian Guarantors -- including any claim for indemnities triggered by the bankruptcy or moratorium -- are therefore not eligible for set-off.

         There is an exception to the general prohibition of set-off after bankruptcy, applicable when mutual debts are closely interrelated. It must be said that case law is not always consistent in its application of the "close interrelation" test.

         If the European Regulation nr.1346/2000 regarding insolvency proceedings applies, and the law that governs the debt allows set-off in case of insolvency, Belgian receiver must allow set-off.

6        Belgian Laws of International Public Policy

         It is uncertain whether the rules of Belgian law mentioned below would be considered as rules of international public policy. The enforceability in Belgium of the provisions of the Old Notes and the New Notes mentioned below is therefore also uncertain.


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6.1      Belgian legal provisions on loan agreements

         Under Belgian law:

         (a) late payment interest may not accrue on any overdue amount at a rate exceeding the aggregate of 0.5% per annum and the rate of interest accruing on the principal amount when not overdue (article 1907 of the Civil Code);

         (b) prepayment fees may not exceed six months of interest on the prepaid amount, calculated at the rate of interest accruing on the principal amount (article 1907bis of the Civil Code);

6.2      Interest on Interest

         Article 1154 of the Belgian Civil Code provides that a creditor may not claim interest on overdue interest, unless:

         (a) the overdue interest has accrued over a period of more than one year, and

         (b) the interest has formally been claimed by the creditor, or the debtor has agreed to pay it, after such period has effectively passed.

6.3      Liquidated damages

         Liquidated damages may not be upheld or reduced by a Belgian court if they are deemed to constitute a penalty, i.e., when they exceed the damages which, at the time of signing the agreement providing for such liquidated damages, could have been foreseen by the parties as a result of an event of default under the Transaction Documents, so that the party in favour of which such damages are stipulated would derive a larger benefit in case of default of the other party than in case of proper performance of the Transaction Documents.

6.4      Good faith and discretionary rights

         Any determinations or certificates made or given by a party in its own discretion pursuant to the provisions of the Transaction Documents and which are under such Transaction Documents to be final, conclusive or binding, might be held not to be final, conclusive or binding if such determination or certificate could be shown to have been incorrect, unreasonable or arbitrary or not to have been given or made in good faith.

7        Further qualifications

         This opinion is further subject to the effect of generally applicable rules of law that:

         (a) may restrict the enforceability of provisions limiting, releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves wilful negligence or misconduct, fraud or unlawful conduct. The enforceability of such provisions may also be restricted in cases where they have the effect of discharging a party of its obligations and depriving the obligations assumed by such party of any significance;

         (b) may, where less than all of a contract may be unenforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the contract; and


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         (c)      authorise Belgian courts to grant payment terms to debtors in exceptional circumstances.


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This opinion letter is limited to the laws of Belgium. The Courts of Brussels shall have exclusive jurisdiction should a controversy arise as a result of this opinion. We assume no obligation to update or supplement this letter to reflect any facts or circumstances which may hereafter come to our attention with respect to the opinions expressed above, including any changes in applicable law which may hereafter occur.

We assume no obligation to advise you (or any other person entitled to rely on this opinion) of subsequent changes in, or in the interpretation of, Belgian law.

This opinion is rendered solely to you and for your exclusive benefit and may not, without our prior written consent, be used, circulated, quoted or referred to by any other person or entity or for any other purpose than in connection with the transactions contemplated in the Transaction Documents. However, Sidley Austin Brown & Wood LLP may rely upon this opinion as if it were addressed to them within the limits specified above.

We hereby consent to the filing of this opinion letter as an Exhibit to the Registration Statement and to the reference to our firm under the caption "Legal Matters". In giving such consent, we do not thereby admit that we are within the category of persons for whom consent is required by Section 7 of the Securities Act or the related rules promulgated by the Commission thereunder.

Yours faithfully,

/s/ Christophe Ronse                                     /s/ Johan De Bruycker

Christophe Ronse                                         Johan De Bruycker


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